UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): September 14, 2016 (September 14, 2016)

ALLERGAN PLC

(Exact name of registrant as specified in its charter)

Ireland (State or other jurisdiction of incorporation)	001-36867 (Commission File Number)	98-1114402 (I.R.S. Employer Identification No.)

Clonshaugh Business and Technology Park

Coolock, Dublin, D17 E400, Ireland

(Address of Principal Executive Offices)

(862) 261-7000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

On September 14, 2016, Allergan plc (“Allergan”) and Vitae Pharmaceuticals, Inc. (“Vitae”) issued a joint press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”), dated September 13, 2016, by and among Augusta Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Allergan, Allergan Holdco US, Inc., a Delaware corporation and a wholly owned subsidiary of Allergan, and Vitae. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Additionally, on September 14, 2016, Allergan distributed the following materials, copies of which are attached hereto as exhibits and incorporated herein by reference:

•	Memorandum to Employees (Exhibit 99.2)

•	Presentation Slides (Exhibit 99.3)

Notice to Investors

The tender offer for the outstanding common stock of Vitae referred to in this Form 8-K and related exhibits has not yet commenced. The description contained in this Form 8-K and related exhibits is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Vitae common stock will be made pursuant to an offer to purchase and related materials that Allergan intends to file with the Securities and Exchange Commission. At the time the offer is commenced, Allergan will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and thereafter Vitae will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. Additionally, Vitae and Allergan will file other relevant materials in connection with the proposed acquisition of Vitae by Allergan pursuant to the terms of the merger agreement. These materials will be sent free of charge to all stockholders of Vitae when available. In addition, all of these materials (and all other materials filed by Vitae with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by Allergan and when available may be obtained by directing a request to Allergan’s Investor Relations Department at (862) 261-7488. Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission by Vitae by contacting Vitae Investor Relations at (215) 461-2000.

INVESTORS AND SHAREHOLDERS OF VITAE ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER OR MERGER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press release dated September 14, 2016.

99.2	Memorandum to Employees distributed on September 14, 2016 by Allergan plc.

99.3	Presentation slides made available September 14, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Allergan plc

Date: September 14, 2016	By:	/s/ A. Robert D. Bailey

Name: A. Robert D. Bailey
Title: Chief Legal Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated September 14, 2016.

99.2	Memorandum to Employees distributed on September 14, 2016 by Allergan plc.

99.3	Presentation slides made available September 14, 2016.